Filed by: ALLTEL Corporation
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: CenturyTel, Inc.
Commission File No: 1-7784

Note: The following presentation was posted on ALLTEL's Web site at www.alltel.com.

ALLTEL      CenturyTel

A Rural Communications Powerhouse

August 15, 2001

Subject to future developments, ALLTEL may file with the Securities and Exchange Commission a registration statement containing a prospectus and other documents concerning a transaction at a date or dates subsequent hereto. Investors and security holders are urged to read any such documents that may be filed by ALLTEL with the Commission regarding a potential transaction if and when they become available. Any such prospectus or other documents filed in connection with a proposed transaction would contain important information. Investors and security holders would be able to obtain a free copy of such documents, when they become available, at the Commission's web site at www.sec.gov. Any such documents could also be obtained free from ALLTEL, One Allied Drive, Little Rock, AR 72202, Attention: Vice President of Investor Relations. The materials set forth herein are not intended to constitute an offer to purchase any securities of CenturyTel, nor an offer to sell any securities of ALLTEL that might be issued in a potential business combination transaction involving ALLTEL and CenturyTel, within the meaning of the Securities Act of 1933, as amended, and ALLTEL disclaims that it has made any such offer.

Caution Concerning Forward-Looking Statements

This presentation contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of ALLTEL Corporation ("ALLTEL") or a combined ALLTEL and CenturyTel, Inc. ("CenturyTel") to differ materially, many of which are beyond the control of ALLTEL include, but are not limited to, the following: (1) the businesses of ALLTEL and CenturyTel may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the customer base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) the introduction of new technologies and competitors; (9) changes in labor, equipment and capital costs; (10) future acquisitions, strategic partnerships and divestitures; (11) general business and economic conditions; and (12) other risks described from time to time in ALLTEL's and CenturyTel's periodic reports filed with the Securities and Exchange Commission. You are urged to consider statements that include the words "may," "will," "would," "could," "should," "believes," "estimates," "projects," "potential," "expects," "plans," "anticipates," "intends," "continues," or the negative or other forms of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements in this presentation.

Terms of the Proposed Transaction

- ALLTEL offers to acquire 100% of CenturyTel's outstanding stock in a transaction valued at over $9 billion, including assumed debt.

- Consideration to consist of either:
      - $43.00 per share in cash
      or
      - 0.6934 ALLTEL shares
      - Subject to pro ration of 50% cash and 50% ALLTEL shares

- ALLTEL shares received by CenturyTel shareholders would be tax-free

Compelling Value Proposition for CenturyTel Shareholders

- Offer value represents a 40% premium over CenturyTel's August 14th stock price

- CenturyTel shareholders issued only ALLTEL stock will receive an annual dividend more than 4 times that paid by CenturyTel

- ALLTEL stock provides future participation in a combined company with:
      - Superior scale and scope
      - Significant margin improvement and synergy opportunities

Substantial Strategic Benefits for CenturyTel and ALLTEL

- Largest independent rural provider of communications services in the U.S. with 12 million customers as of June 30, 2001

- Highly complementary wireless and wireline footprints allowing improved scale and scope

- Significant synergy opportunities

- Attractive financial impact:
      - Minimal cash EPS dilution in year one
      - Cash EPS accretive by year two
      - Maintain strong investment grade credit rating

Highly Complimentary Wireless Markets

(A map of the United States indicating the combined wireless presence of ALLTEL and CenturyTel with the following customer count and POP coverage:)

As of June 30, 2001:
      - 7.2 million wireless customers
      - 58 million POPs

Substantially Enhanced Rural Wireline Scale and Scope

(A map of the United States depicting the approximate number of Wireline customers of ALLTEL and CenturyTel by state as of June 30, 2001:)

	(Thousands)
	ALLTEL	CenturyTel
Alabama	29	--
Arizona	--	2
Arkansas	113	278
Colorado	--	96
Florida	98	--
Georgia	652	--
Idaho	--	6
Indiana	--	5
Iowa	--	2
Kentucky	28	--
Louisiana	--	103
Michigan	--	114
Minnesota	--	31
Mississippi	13	23
Missouri	73	130
Montana	--	66
Nebraska	315	--
Nevada	--	1
New Mexico	--	6
New York	107	--
North Carolina	242	--
Ohio	353	85
Oklahoma	36	--
Oregon	--	80
Pennsylvania	253	--
South Carolina	63	--
Tennessee	--	28
Texas	117	51
Washington	--	189
Wisconsin	--	498
Wyoming	--	5

As of 6/30/01:
      - 4.4 million wireline customers in 31 states
      - Focused on second and third tier markets
      - 1.6 million long-distance customers

A Rural Communications Powerhouse...(a)

#1 Rural Wireless and Wireline Provider

	ALLTEL(b)	CenturyTel	Combined
Wireless Customers (mm)	6.8	0.8	7.6
Wireline Customers (mm)	2.6	1.8	4.4
Total	9.4	2.6	12.0

Equity Value	$20.1	$6.1	$23.1
		(Deal Price)
Enterprise Value	$24.1	$9.4	$33.5

(a) $ in Billions. 2001 Wall Street estimates.
(b) Stock price as of August 14, 2001

...with Strong Financial Capabilities (a)

#1 Rural Wireless and Wireline Provider

Revenues:	ALLTEL	CenturyTel	Combined
Wireless	$3.9	$0.4	$4.3
Wireline	1.8	1.5	3.3
Emerging	0.5	0.2	0.6
Total Communications	6.1	2.1	8.2

Other	1.6	--	1.6
Total	$7.7	$2.1	$9.8

EBITDA	$2.9	$1.0	$3.9

(a) $ in Billions. 2001 Wall Street estimates, figures may not foot due to rounding.

A Rural Wireless Powerhouse...

Over twice the size of next largest rural wireless competitor

(A bar chart depicting the following information with subscribers in millions and wireless revenues in billions)

	2001E Customers (a)	2001E Revenues (a)
ALLTEL/CenturyTel	7.6	$4.3
US Cellular	3.5	$1.9
Western Wireless (b)	1.2	$0.9
Dobson Comm. (c)	1.1	$0.9
Rural Cellular	0.7	$0.5

(a) Based on Wall Street estimates.
(b) Domestic operations only.
(c) Includes proportionate interest in American Cellular.

...and a Rural Wireline Powerhouse

Substantially larger than next largest rural wireline competitor

(A bar chart depicting the following information with access lines in millions and wireline revenues in billions)

	2001E Customers (a)	2001E Revenues (a)
ALLTEL/CenturyTel	4.4	$3.3
Citizens Comm.	2.5	$2.0
TDS	0.6	$0.7

(a) Based on Wall Street estimates.

Merger Benefits

Wireline
      - Increase penetration of long-distance and other services
      - Enhance scale and reduce costs

Wireless
      - Increase revenues through launch of national and regional rate plans
      - Reduce roaming costs through Verizon roaming agreement
      - Enhance scale and reduce costs

Customers offered wider variety of competitively priced products and services

Significant Wireline Margin Opportunity

(A bar chart depicting EBITDA margins for ALLTEL and CenturyTel by quarter)

	ALLTEL	CenturyTel
1Q00	58%	55%
2Q00	58%	55%
3Q00	59%	56%
4Q00	59%	57%
1Q01	60%	54%
2Q01	60%	54%

CenturyTel Margin Improvement          Incremental Annual EBITDA ($MM)

                        2%                                                      $30
                        4%                                                      $60
                        6%                                                      $90

Management Team with a Proven Record

Since 1998, ALLTEL has completed and successfully integrated six acquisitions with total value of over $12 billion including:
     - $3 billion wireless property swap with Verizon
     - $2 billion acquisition of Aliant Communications
     - $6 billion acquisition of 360 Communications

ALLTEL has met or exceeded all operational and synergy goals in previous transactions

ALLTEL has a record of superior financial performance:
      - Consistently among the highest profit margins in the communications industry
      - 18% return on equity over the past four years
      - Approximately 30% cash free flow growth over past four years

Superior Equity Performance

(A line graph showing the 3-year total return comparison (change in stock price plus dividend) of ALLTEL's stock and CenturyTel's stock for the period of August 14, 1998 to August 14, 2001 indicating a total return on ALLTEL stock of 62% compared to a negative 3.7% return on CenturyTel stock.)

A Compelling Transaction

- Creates a Rural Communications Powerhouse

- Compelling Value Proposition for CenturyTel and ALLTEL Shareholders

- Significant Merger Benefits

- Management Team with a Proven Record